UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Intuitive Machines, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

46125A 100
(CUSIP Number)

September 30, 2024
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46125A 100	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Kingstown 1740 Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,444,536(1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,444,536(1)(2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,444,536(1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%(4)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of (i) 1,585,904 shares of Class A Common Stock and (ii) an aggregate of 1,858,632 shares of Class A Common Stock that may be purchased by exercising Warrants (as defined below).

(2)	Excludes an aggregate of 1,930,770 shares of Class A Common Stock that may be purchased by exercising warrants that are not currently exercisable within 60 days. Kingstown 1740 Fund L.P. (“Kingstown 1740”) holds warrants exercisable for an aggregate of 3,789,402 shares of Class A Common Stock, consisting of (i) 3,218,750 shares of Class A Common Stock underlying warrants exercisable for $11.50 per share (the “$11.50 Warrants”) and (ii) 570,652 shares of Class A Common Stock underlying a warrant exercisable for $11.50 per share (the “Preferred Investor Warrant” and together with the $11.50 Warrants, the “Warrants”). Pursuant to the Preferred Investor Warrant and the warrant agreement governing the $11.50 Warrants, Kingstown 1740 has opted for a 9.8% beneficial ownership blocker, pursuant to which it may not exercise its Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.8% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.

(3)	Kingstown Capital Management L.P. (“KCM”) is the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Guy Shanon (“Mr. Shanon”) is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KCM, KMGP, KCP and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP and Mr. Shanon may be deemed to indirectly beneficially own the securities held by Kingstown 1740. Each of KCM, KMGP, KCP and Mr. Shanon disclaims beneficial ownership over any securities held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

(4)	Based on 64,782,606 shares of Class A Common Stock outstanding, consisting of 62,923,974 shares of Class A Common Stock outstanding as of August 7, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024, plus 1,858,632 shares of Class A Common Stock underlying Warrants held by Kingstown 1740 that may be exercised within 60 days, giving effect to the beneficial ownership blockers described above.

CUSIP No. 46125A 100	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Kingstown Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,444,536(1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,444,536(1)(2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,444,536(1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%(4)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of (i) 1,585,904 shares of Class A Common Stock and (ii) an aggregate of 1,858,632 shares of Class A Common Stock that may be purchased by exercising Warrants.
(2)	Excludes an aggregate of 1,930,770 shares of Class A Common Stock that may be purchased by exercising Warrants that are not currently exercisable within 60 days. Kingstown 1740 holds Warrants exercisable for an aggregate of 3,789,402 shares of Class A Common Stock, consisting of (i) 3,218,750 shares of Class A Common Stock underlying $11.50 Warrants and (ii) 570,652 shares of Class A Common Stock underlying the Preferred Investor Warrant. Pursuant to the Preferred Investor Warrant and the warrant agreement governing the $11.50 Warrants, Kingstown 1740 has opted for a 9.8% beneficial ownership blocker, pursuant to which it may not exercise its Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.8% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.
(3)	KCM is the investment manager of Kingstown 1740. KMGP is the general partner of KCM. KCP is the general partner of Kingstown 1740. Mr. Shanon is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KCM, KMGP, KCP and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP and Mr. Shanon may be deemed to indirectly beneficially own the securities held by Kingstown 1740. Each of KCM, KMGP, KCP and Mr. Shanon disclaims beneficial ownership over any securities held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 64,782,606 shares of Class A Common Stock outstanding, consisting of 62,923,974 shares of Class A Common Stock outstanding as of August 7, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024, plus 1,858,632 shares of Class A Common Stock underlying Warrants held by Kingstown 1740 that may be exercised within 60 days, giving effect to the beneficial ownership blockers described above.

CUSIP No. 46125A 100	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Kingstown Capital Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,444,536(1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,444,536(1)(2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,444,536(1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%(4)
12	TYPE OF REPORTING PERSON PN

(1)	Consists of (i) 1,585,904 shares of Class A Common Stock and (ii) an aggregate of 1,858,632 shares of Class A Common Stock that may be purchased by exercising Warrants.
(2)	Excludes an aggregate of 1,930,770 shares of Class A Common Stock that may be purchased by exercising Warrants that are not currently exercisable within 60 days. Kingstown 1740 holds Warrants exercisable for an aggregate of 3,789,402 shares of Class A Common Stock, consisting of (i) 3,218,750 shares of Class A Common Stock underlying $11.50 Warrants and (ii) 570,652 shares of Class A Common Stock underlying the Preferred Investor Warrant. Pursuant to the Preferred Investor Warrant and the warrant agreement governing the $11.50 Warrants, Kingstown 1740 has opted for a 9.8% beneficial ownership blocker, pursuant to which it may not exercise its Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.8% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.
(3)	KCM is the investment manager of Kingstown 1740. KMGP is the general partner of KCM. KCP is the general partner of Kingstown 1740. Mr. Shanon is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KCM, KMGP, KCP and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP and Mr. Shanon may be deemed to indirectly beneficially own the securities held by Kingstown 1740. Each of KCM, KMGP, KCP and Mr. Shanon disclaims beneficial ownership over any securities held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 64,782,606 shares of Class A Common Stock outstanding, consisting of 62,923,974 shares of Class A Common Stock outstanding as of August 7, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024, plus 1,858,632 shares of Class A Common Stock underlying Warrants held by Kingstown 1740 that may be exercised within 60 days, giving effect to the beneficial ownership blockers described above.

CUSIP No. 46125A 100	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Kingstown Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,444,536(1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,444,536(1)(2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,444,536(1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%(4)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of (i) 1,585,904 shares of Class A Common Stock and (ii) an aggregate of 1,858,632 shares of Class A Common Stock that may be purchased by exercising Warrants.
(2)	Excludes an aggregate of 1,930,770 shares of Class A Common Stock that may be purchased by exercising Warrants that are not currently exercisable within 60 days. Kingstown 1740 holds Warrants exercisable for an aggregate of 3,789,402 shares of Class A Common Stock, consisting of (i) 3,218,750 shares of Class A Common Stock underlying $11.50 Warrants and (ii) 570,652 shares of Class A Common Stock underlying the Preferred Investor Warrant. Pursuant to the Preferred Investor Warrant and the warrant agreement governing the $11.50 Warrants, Kingstown 1740 has opted for a 9.8% beneficial ownership blocker, pursuant to which it may not exercise its Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 9.8% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.
(3)	KCM is the investment manager of Kingstown 1740. KMGP is the general partner of KCM. KCP is the general partner of Kingstown 1740. Mr. Shanon is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KCM, KMGP, KCP and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP and Mr. Shanon may be deemed to indirectly beneficially own the securities held by Kingstown 1740. Each of KCM, KMGP, KCP and Mr. Shanon disclaims beneficial ownership over any securities held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 64,782,606 shares of Class A Common Stock outstanding, consisting of 62,923,974 shares of Class A Common Stock outstanding as of August 7, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024, plus 1,858,632 shares of Class A Common Stock underlying Warrants held by Kingstown 1740 that may be exercised within 60 days, giving effect to the beneficial ownership blockers described above.

CUSIP No. 46125A 100	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Guy Shanon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,530,840(1)(2)(3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,530,840(1)(2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,530,840(1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%(4)
12	TYPE OF REPORTING PERSON IN

(1)	The reported shares include (i) 1,585,904 shares of Class A Common Stock of the Issuer held by Kingstown 1740, (ii) 1,227,673 shares of Class A Common Stock held by Mr. Shanon, (iii) an aggregate of 1,858,632 shares of Class A Common Stock that may be purchased by exercising Warrants held by Kingstown 1740 and (iv) 1,858,631 shares of Class A Common Stock that may be purchased by exercising $11.50 Warrants held by Mr. Shanon.
(2)	Excludes an aggregate of 2,610,264 shares of Class A Common Stock that may be purchased by exercising Warrants that are not currently exercisable within 60 days. Mr. Shanon may be deemed to share beneficial ownership of Warrants exercisable for an aggregate of 6,327,527 shares of Class A Common Stock, consisting of (i) 3,218,750 shares of Class A Common Stock underlying $11.50 Warrants held by Kingstown 1740, (ii) 2,538,125 shares of Class A Common Stock underlying $11.50 Warrants held by Mr. Shanon and (iii) 570,652 shares of Class A Common Stock underlying the Preferred Investor Warrant held by Kingstown 1740. Pursuant to the Preferred Investor Warrant and the warrant agreement governing the $11.50 Warrants, Kingstown 1740 and Mr. Shanon have each opted for a 9.8% beneficial ownership blocker, pursuant to which they may not exercise their Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 or Mr. Shanon, as applicable (together with its or his affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates or Mr. Shanon or his affiliates, as applicable) would beneficially own greater than 9.8% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.
(3)	KCM is the investment manager of Kingstown 1740. KMGP is the general partner of KCM. KCP is the general partner of Kingstown 1740. Mr. Shanon is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KCM, KMGP, KCP and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP and Mr. Shanon may be deemed to indirectly beneficially own the securities held by Kingstown 1740. Each of KCM, KMGP, KCP and Mr. Shanon disclaims beneficial ownership over any securities held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 66,641,237 shares of Class A Common Stock outstanding, consisting of 62,923,974 shares of Class A Common Stock outstanding as of August 7, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 13, 2024, plus 3,717,263 shares of Class A Common Stock underlying Warrants held by the Reporting Persons that may be exercised within 60 days, giving effect to the beneficial ownership blockers described above.

CUSIP No. 46125A 100	Page 7 of 11 Pages

Item 1.	(a)	Name of Issuer:

Intuitive Machines, Inc., a Delaware corporation.

(b)	Address of Issuer’s Principal Executive Offices:

3700 Bay Area Blvd

Houston, TX 77058

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is filed by (1) KCM, (2) KMGP, (3) Mr. Shanon, (4) Kingstown 1740, and (5) KCP.

(b)	Address of Principal Business Office or, if none, Residence:

Each of KCM, KMGP, Mr. Shanon, Kingstown 1740 and KCP have a principal business office at 167 Madison Avenue, Suite 205 #1033, New York, NY 10016.

(c)	Citizenship:

KCM is a Delaware limited partnership.

KMGP is a Delaware limited liability company.

Mr. Shanon is a citizen of the United States of America.

Kingstown 1740 is a Delaware limited partnership.

KCP is a Delaware limited liability company.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (the “Class A Common Stock”)

(e)	CUSIP Number:

46125A 100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned: See the response to row 9 of the cover page of each Reporting Person.

(b)	Percent of Class: See the response to row 11 of the cover page of each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See the response to row 5 of the cover page of each Reporting Person.

(ii)	Shared power to vote or to direct the vote

See the response to row 6 of the cover page of each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

See the response to row 7 of the cover page of each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

See the response to row 8 of the cover page of each Reporting Person.

Pursuant to the terms of the Preferred Investor Warrants, Kingstown 1740 has opted for a 9.8% beneficial ownership blocker, pursuant to which it may not exercise its Preferred Investor Warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, Kingstown 1740 (together with its affiliates and any persons acting as a group together with Kingstown 1740 or its affiliates) would beneficially own greater than 4.99% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons as reported below gives effect to these beneficial ownership blockers.

Pursuant to the applicable warrant agreement, each of Kingstown 1740 and Mr. Shanon have opted for a 9.8% beneficial ownership blocker, pursuant to which they may not exercise their warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, they (together with their affiliates and any persons acting as a group together with either of them or either of their affiliates) would beneficially own greater than 9.8% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by the Reporting Persons gives effect to this beneficial ownership blocker.

KCM is the investment manager of Kingstown 1740. KMGP is the general partner of KCM. KCP is the general partner of Kingstown 1740. Mr. Shanon is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KCM, KMGP, KCP and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP and Mr. Shanon may be deemed to indirectly beneficially own the securities held by Kingstown 1740. Each of KCM, KMGP, KCP and Mr. Shanon disclaims beneficial ownership over any securities held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Mr. Shanon is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. KMGP is the general partner of KCM. KCM is the investment manager of Kingstown 1740. KCP is the general partner of Kingstown 1740. As a result KCM, KMGP, Michael Blitzer (who has relinquished both voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP) and Mr. Shanon may be entitled to distributions, or to direct the distributions of, securities held by Kingstown 1740.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: November 13, 2024

KINGSTOWN CAPITAL MANAGEMENT L.P. By: Kingstown Management GP LLC, its general partner

/s/ Guy Shanon
Name:	Guy Shanon
Title:	Managing Member

KINGSTOWN MANAGEMENT GP LLC

/s/ Guy Shanon
Name:	Guy Shanon
Title:	Managing Member

/s/ Guy Shanon
Name:	Guy Shanon

KINGSTOWN 1740 FUND L.P. By: Kingstown Capital Management L.P., its investment manager By: Kingstown Management GP LLC, its general partner

/s/ Guy Shanon
Name:	Guy Shanon
Title:	Managing Member

KINGSTOWN CAPITAL PARTNERS LLC

/s/ Guy Shanon
Name:	Guy Shanon
Title:	Managing Member

Exhibit Index

Exhibit No.	Description
Exhibit 11.1	Joint Filing Agreement by and among the Reporting Persons, Michael Blitzer and Inflection Point Holdings LLC (previously filed as Exhibit 11 to the Original 13D filed by the Reporting Persons on October 4, 2021 (File No. 005-92893)).

11